Exhibit 99.1

NorthStar Earth & Space Reports Third Quarter 2026 Results

●	Revenue of $17.2 million, up $15.8 million from Q3 2025

●	Operating income of $10.4 million, up $13.4 million from Q3 2025

●	Completed business combination with Viking Acquisition Corp. I; which began trading on NYSE American as NorthStar Earth & Space Enterprises, Inc. under the symbols “NSTR” and “NSTR.WS,” respectively

●	Closed the business combination with Viking Acquisition Corp. I on October 1, 2026, including a US$30 million PIPE

MONTRÉAL, QUÉBEC – November 12, 2026 – NorthStar Earth & Space Inc. (“Legacy NorthStar”), a space domain awareness (SDA) company and wholly-owned subsidiary of NorthStar Earth & Space Enterprises, Inc. (“NorthStar” or the “Company”), whose common shares and public warrants trade on NYSE American under the symbols “NSTR” and “NSTR.WS,” respectively, today announced its financial results for the three and nine months ended September 30, 2026. All amounts are in Canadian dollars and reported under U.S. generally accepted accounting principles (“U.S. GAAP”) unless otherwise noted.

The business combination with Viking Acquisition Corp. I closed on October 1, 2026, after the end of the quarter. Results for the periods presented are therefore those of Legacy NorthStar before the business combination.

“With revenue growth of $15.8 million from Q3 2025, we continue to advance the expansion of the NorthStar Skylark Constellation,” said Stewart Bain, Founder and Chief Executive Officer of NorthStar. “Our full engagement with the 3 Canadian Space Division (3 CSD) highlights the immediate demand for sovereign and responsive Space Domain Awareness services from commercial enterprise. Through this relationship and others, NorthStar is supporting NATO allies and beyond to ensure safe and secure operations in space. Our listing on NYSE American gives us the platform to raise awareness for our leading capabilities and accelerate the rollout of our advanced services.”

Third quarter 2026 highlights of Legacy NorthStar

Financial

●	Revenue of $17.2 million, compared to $1.4 million in Q3 2025

●	Operating income of $10.4 million, compared to an operating loss of $(3.1) million in Q3 2025

●	Net income of $7.7 million, compared to a net loss of $(6.2) million in Q3 2025

●	Nine-month revenue of $25.6 million, compared to $7.5 million for the prior-year period

●	Cash and cash equivalents of $0.3 million at September 30, 2026, before transaction proceeds of US$30 million received on closing of the business combination on Oct 1, 2026

Business and contracts

●	Continuing to deliver on six products and services to the Royal Canadian Air Force’s 3 CSD

●	Signed payload hosting agreement with Kepler Communications to place NorthStar’s optical SDA sensors on Kepler's optical data relay satellites

●	Secured up to $2 million in funding and advisory support from the National Research Council of Canada Industrial Research Assistance Program (NRC IRAP) to develop modular, advanced-aperture SDA sensor technology

Management quotes

“Proceeds from the business combination, including our US$30 million PIPE, support the continued execution of the build-out of our constellation and our growth plans,” said Beth Michelson, Chief Financial Officer of NorthStar and President, NorthStar U.S. “Our focus now is disciplined execution, expanding our customers base and driving revenue growth.”

Financial outlook

For the 2026 fiscal year, given the Company’s strong performance this quarter, NorthStar is reiterating its revenue guidance of $41 million (US$30 million) compared to $10.6 million in 2025.

Financial results of Legacy NorthStar

Revenue

Revenue for the third quarter of 2026 was $17.2 million, compared to $1.4 million in the third quarter of 2025, an increase of $15.8 million. The increase was primarily driven by progress on the 3 CSD program and new awards. Revenue for the nine months ended September 30, 2026 was $25.6 million, compared to $7.5 million in the prior-year period.

Operating expenses

Operating expenses for the quarter were $6.9 million, compared to $4.5 million in the third quarter of 2025. The increase is primarily driven by scaling our system and resources to meet the demand of our clients.

Net income

Net income for the third quarter was $7.7 million, compared to a net loss of $(6.2) million in the prior-year quarter. The change was primarily due to the recognition of $16.8 million in revenue from the 3 CSD contract during the quarter, partially offset by the increase in operating expenses discussed above.

Backlog, contracts and customer concentration

As of September 30, 2026, Legacy NorthStar’s backlog was $10.4 million, compared with $7.9 million as of June 30, 2026. Approximately 65.4% of this backlog is expected to be recognized as revenue during the next quarter. Legacy NorthStar had eight active government contracts across Canada, the United States and Europe at quarter-end, and 3 CSD (for which Legacy NorthStar provides services in Canada and the United States) accounted for approximately 98% of quarterly revenue. For more information on how backlog is calculated, see “Supplementary financial measures and forward-looking statements—Supplementary financial measures” below. The expected timing of recognition of backlog is a forward-looking statement subject to the risks described under “Supplementary financial measures and forward-looking statements—Forward-looking statements” below.

Liquidity and capital

On September 30, 2026, Legacy NorthStar held cash and cash equivalents of $0.3 million and total debt of $145.1 million. When the business combination closed on October 1, 2026, the Company received gross proceeds of US$30 million from the PIPE financing. Pro forma cash of NorthStar at September 30, 2026, taking into account the closing of the business combination, was approximately $33 million.

Legacy NorthStar generated $1.8 million of cash provided by operating activities during the quarter and invested $0.5 million in capital assets.

As of November 11, 2026, NorthStar had 41.3 million common shares outstanding. Up to 10 million additional earnout shares may be issued if performance conditions are met.

Conference call, About NorthStar, contacts

Conference call and webcast

NorthStar will host a conference call and webcast at 4:30 p.m. ET on November 12, 2026 to discuss its results. Participants can pre-register to the call to participate in the Q&A using this link. A live webcast can be accessed here. After the conference call, a webcast replay will be available using the same link.

About NorthStar Earth & Space

NorthStar Earth & Space is a space intelligence and data analytics company. NorthStar is employing a growing number of space-based and ground-based sensors while preparing to deploy additional dedicated space-based sensors for systematic and automated cataloging of objects in near earth orbit. NorthStar provides commercial and defense customers with 24/7 Space Situational Awareness (SSA) and Space Domain Awareness (SDA) services.

NorthStar’s Space information & intelligence (Si²) platform transforms diverse streams of space observation data into a continuous, real-time operational picture of the space domain. By detecting, tracking, and characterizing objects and threats as they emerge and evolve in orbit, this platform delivers actionable intelligence that enables operators and decision makers to understand, assess, and respond to events as they happen.

With global headquarters in Montreal, Canada, a European headquarters in Luxembourg, and a dedicated U.S. operation in Virginia, NorthStar supports mission-critical operations for key defense and civil customers, including the Royal Canadian Armed Forces’ 3 CSD, the U.S. Space Force’s Joint Commercial Operations, Defense Advanced Research Projects Agency (DARPA), the Luxembourg Space Agency, and the European Space Agency.

Media Contact:
media@northstar-data.com

Investor Contact:
investors@northstar-data.com

Supplementary financial measures and forward-looking statements

Supplementary financial measures

This press release refers to backlog, a supplementary financial measure. NorthStar defines backlog as the total value of contracted, funded and unfunded work not yet recognized as revenue, excluding unexercised options. Backlog does not have a standardized meaning under U.S. GAAP and may not be comparable to similar measures presented by other companies. Backlog is calculated by adding the value of new contract awards and funded contract modifications to the opening balance, deducting revenue recognized in the period, and adjusting for contract cancellations, reductions in scope and foreign exchange. Management uses backlog to assess the level of contracted future revenue. Backlog is calculated as of the date presented, is not based on management’s assessment of future events, and should not be construed as a representation that the amounts included in backlog will translate into actual revenue, in a timely manner or at all, or that, if realized, such revenue will result in profits or cash generation as expected.

Forward-looking statements

This press release contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities laws (together, “forward-looking statements”). Forward-looking statements include statements regarding NorthStar’s financial outlook and revenue guidance for the 2026 fiscal year, its liquidity, capital resources and ability to fund its operations, capital expenditures and obligations as they become due; the sufficiency of its cash resources; its ability to obtain additional financing; the timing and amount of payments under the Spire arbitration award; the conversion of backlog into revenue; the timing of contract awards, customer demand and government procurement and funding; the timing and cost of sensor procurement, integration and deployment on hosted payloads; and the expected benefits of the business combination. Words such as “expect,” “anticipate,” “plan,” “intend,” “believe,” “estimate,” “may,” “will,” “should,” “could” and similar expressions identify forward-looking statements, although not all forward-looking statements contain these words. Forward-looking statements are based on management’s current expectations and on assumptions that management believes are reasonable as of the date of this press release, including assumptions that: NorthStar will achieve its 2026 revenue guidance, including by securing anticipated new contract awards and modifications on the expected timing; NorthStar will collect accounts receivable and generate revenue under existing and new contracts in the amounts and on the timing currently forecast; backlog will convert to revenue substantially as anticipated and customers, in particular 3 CSD, will not delay, reduce or terminate contracts; government procurement and funding processes will proceed without material delay; NorthStar will be able to obtain additional equity or debt financing on acceptable terms and when needed; payments under the Spire arbitration award can be made on terms consistent with NorthStar’s forecast; payload, hosting and launch partners will perform as scheduled; and exchange rates will not fluctuate materially. Forward-looking statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially, including: NorthStar’s limited cash resources and need for additional financing, which may not be available on acceptable terms or at all; the reduced net proceeds from the business combination resulting from the redemption of approximately 96% of Viking’s public shares; amounts owing under the Spire arbitration award and the possibility of enforcement action if payments are not made when due; dependence on a limited number of government customers, in particular 3 CSD; the risk that NorthStar does not achieve its 2026 revenue guidance; the risk that contracts or backlog are delayed, reduced or terminated; the timing of government procurement and funding; launch, integration and on-orbit performance risks; cost overruns and supply chain disruptions; changes in senior management; the material weakness in NorthStar’s internal control over financial reporting previously disclosed; foreign exchange fluctuations; and the other risks described under “Risk Factors” in NorthStar’s definitive proxy statement/prospectus filed with the U.S. Securities and Exchange Commission on August 12, 2026 and NorthStar’s final non-offering prospectus dated October 1, 2026, and its other filings on SEDAR+ and EDGAR. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this press release. Except as required by applicable securities laws, NorthStar undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Financial tables

Legacy NorthStar’s condensed, unaudited financial statements are presented below:

NorthStar Earth & Space Inc.

Unaudited Condensed Consolidated Balance Sheets

(expressed in Canadian dollars, except shares)

	September 30, 2026		December 31, 2025
Assets
Current assets
Cash	C$	273,392	C$	1,267,957
Accounts receivable		13,830,324		925,595
Other receivables		3,484,353		2,686,573
Deferred transaction costs		5,663,759		-
Prepaid expenses		117,098		158,226
Total current assets		23,368,926		5,038,351

Property and equipment, net		6,964,402		897,171
Prepaid expenses		1,421,000		-
Right of use assets		295,615		633,692
Intangible assets, net		3,835,627		5,753,441
Total Assets	C$	35,885,570	C$	12,322,655

Liabilities and stockholders’ deficit
Accounts payable and accrued liabilities	C$	25,188,997	C$	2,311,142
Promissory notes		11,847,380		10,707,947
Short-term loans		2,284,860		2,284,860
Deferred revenue		2,736,052		2,108,044
Shareholder loans		5,550,639		5,175,494
Advance from a shareholder		1,556,922		-
Current portion of loan payable		3,916,670		1,808,333
Current portion of long-term debt		61,165		59,472
Lease liability, current		329,049		476,206
Non-controlling interest		—		2,940,000
Total current liabilities		53,471,734		27,871,498

Loans payable, net of current portion		9,083,330		11,191,667
Long-term debt, net of current portion		20,903		66,991
Convertible debentures		110,660,000		98,894,000
Lease liability, non current		—		180,124
Total liabilities		173,235,967		138,204,280

Temporary equity
Class A preferred shares, no par value, 250,000 shares issued and outstanding at September 30, 2026 and December 31, 2025		25,000,000		25,000,000
Class B preferred shares, no par value, 355,401 shares issued and outstanding at September 30, 2026 and December 31, 2025		32,535,234		32,535,234
Class B-1 preferred shares, no par value, 140,000 shares issued and outstanding at September 30, 2026 and December 31, 2025		14,000,000		14,000,000
Class B common stock, $0.01 par value, 87,504 shares issued and outstanding at September 30, 2026 and December 31, 2025		875		875
		71,536,109		71,536,109

Stockholders’ deficit
Class A common shares, $0.01 par value, 577,605 shares issued and outstanding at September 30, 2026 and 462,023 at December 31, 2025		5,776		4,620
Additional paid-in capital		3,942,144		3,935,405
Accumulated other comprehensive loss		(551,462)		(154,848)
Accumulated deficit		(212,282,964)		(201,202,911)
Total stockholders’ deficit		(208,886,506)		(197,417,734)
Total liabilities and stockholders’ deficit	C$	35,885,570	C$	12,322,655

NorthStar Earth & Space Inc.

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

(expressed in Canadian dollars, except shares)

	For the three months ended September 30,				For the nine months ended September 30,
	2026		2025		2026		2025
Revenue
Services revenue	C$	17,212,529	C$	1,442,308	C$	25,567,500	C$	7,510,962
Grant income		—		—		330,600		—
	C$	17,212,529	C$	1,442,308	C$	25,898,100	C$	7,510,962
Operating Expenses:
Program and technical management		3,569,792		2,720,197		11,088,382		7,561,034
Legal costs - Spire litigation		108,756		—		8,163,614		—
General and administrative expenses		1,206,186		623,844		3,902,674		2,257,553
Sales and marketing expenses		1,114,749		485,344		2,895,255		1,630,936
Depreciation and amortization expenses		856,268		669,526		2,197,555		2,015,584
Income (Loss) from operations	C$	10,356,778	C$	(3,056,603)	C$	(2,349,380)	C$	(5,954,145)

Other Expenses (income)
Interest income		(9,212)		(12,079)		(19,506)		(14,577)
Interest expenses		444,551		611,257		1,795,898		1,633,476
Foreign exchange (gain) loss		(19,537)		81,094		128,357		57,979
Change in fair value of convertible debentures		2,501,000		2,880,638		11,766,000		8,641,913
Gain on extinguishment of a liability		—		—		(3,040,000)		—
R&D tax credit		(210,475)		(418,128)		(1,900,076)		(1,595,270)
Total other expenses		2,706,327		3,142,782		8,730,673		8,723,521

Net income (loss)	C$	7,650,451	C$	(6,199,385)	C$	(11,080,053)	C$	(14,677,666)

Basic and diluted weighted average shares outstanding, Class A and B common stock		636,214		543,668		578,653		542,912
Basic and diluted net income (loss) per Class A and B Common Stock		11.58		(11.92)		(20.60)		(28.58)

Other comprehensive income (loss):
Foreign currency translation adjustments		(177,296)		(303,095)		(396,614)		(73,408)
Total other comprehensive loss		(177,296)		(303,095)		(396,614)		(73,408)
Comprehensive income (loss)	C$	7,473,155	C$	(6,502,480)	C$	(11,476,667)	C$	(14,751,074)

NorthStar Earth & Space Inc.

Unaudited Condensed Consolidated Statement of Cash Flows

(expressed in Canadian dollars)

	For the nine months ended September 30,
	2026		2025

Cash flows from operating activities:
Net loss for the period	C$	(11,080,053)	C$	(14,677,666)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expenses		2,197,555		2,015,584
Interest expenses		1,633,950		1,565,294
Change in fair value of convertible debentures		11,766,000		8,641,913
Stock-based compensation		6,739		24,455
Net change in right of use asset		338,077		339,538
Non-cash change in shareholder loans		—		540,946
Non-cash change in non-controlling interest		(2,940,000)		—
Change in operating assets and liabilities:
Accounts receivable		(12,904,729)		936,886
Other receivables		(797,780)		(1,445,588)
Prepaid expenses		41,128		16,286
Accounts payable and accrued liabilities		11,448,101		(521,227)
Change in deferred revenue		628,008		(117,076)
Change in lease liability		(327,281)		(335,115)
Net cash provided by (used in) operating activities		9,715		(3,015,770)

Cash flows from investing activities:
Additions to property and equipment		(1,327,168)		(56,248)
Net cash used in investing activities		(1,327,168)		(56,248)

Cash flows from financing activities:
Proceeds from issuance shareholder loans		—		1,000,000
Payment on long-term debt		(44,395)		(165,875)
Payment on promissory notes		(239,865)		(182,518)
Advance from a shareholder		1,556,922		—
Issuance of shares		1,156		70
Deferred transaction costs		(889,730)		—
R&D Financing		—		1,923,400
Net cash provided by financing activities		384,088		2,575,077

Foreign currency translation losses		(61,200)		(161,368)

Net change in cash during the period		(933,365)		(496,941)
Cash beginning of period		1,267,957		1,149,197
Cash end of period	C$	273,392	C$	490,888